Cadogan Opportunistic Alternatives Fund, LLC
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 20, 2010

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-8626

Re:	Cadogan Opportunistic Alternatives Fund, LLC (the “Fund”) Investment Company Act Registration No: 811-21943

Dear Ms. DiAngelo:

This correspondence is being filed in response to the oral comments given to Cadogan Management, LLC on July 28, 2010 regarding the review of the Fund’s recent annual reports filed on Form N-CSR.

For your convenience in reviewing the Fund’s responses, your comments are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Fund’s responses to your comments are as follows:

1.
Staff Comment: With respect to the Fund’s Schedule of Investments, please list the specific State Street fund and share class the short term investment is invested in.  Also, make sure that this investment is included in the calculation of the Acquired Fund Fees in the expense table of the Form N-2.

Response: The Fund responds by stating that the Schedule of Investments in future reports and Form N-Qs will contain the specific fund and share class for all short term investments.  The Fund also responds by stating that the expense table in the Form N-2 does include all short term investments in the calculation of the Acquired Fund Fees.

2.
Staff Comment: With respect to the Management and Performance Fees note in the Notes to Financial Statements, please increase the disclosure regarding the incentive fee paid to the Adviser similar to the respective disclosure in the Form N-2.

Response: The Fund responds by stating that future reports will include enhanced disclosure regarding the incentive fees paid by the Fund to its Adviser.

3.	Staff Comment: The Staff requests that Item 4 in the Form N-CSR include enhanced disclosure of the tax fees paid by the Fund.

Response: The Fund responds by stating that future annual reports filed on Form N-CSR will include enhanced disclosure of the tax fees paid by the Fund.

4.
Staff Comment: The Staff notes that Form NT-NSAR was filed on June 2, 2009 notifying the SEC of the late filing of the Form N-SAR for the annual period ended March 31, 2009. The Form NT-NSAR stated that the reason for the late filing was the “newly appointed audit firm has not yet issued a control letter and are still reviewing tax information included in filing.” Rule 12b-25 requires a signed letter from an audit firm be attached to the NT-NSAR if the reason stated on Form NT-NSAR is related to an audit not being completed on time.

Response:  In the event this occurs in the future, the requisite letter from the Fund’s auditor will be included in the filing.

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If you have any additional questions or require further information, please contact me at (212) 650-1740.

Sincerely,

/s/ Harris J. Bogner

Harris J. Bogner
Chief Compliance Officer
Cadogan Opportunistic Alternatives Fund, LLC